October 31, 2000

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VIII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three-month periods ended September 30, 2000 and 1999, total revenues increased 12.5% from $504,635 to $567,444 and total expenses in-creased 16.5% from $321,936 to $374,986. Equity in income of the real estate joint venture decreased 8.9% from $32,377 to $29,487. As a result, net income increased 3.2% from $215,076 to $221,945 for the three-month period ended September 30, 2000, as compared to the same period in 1999. Rental revenue increased as a result of higher occupancy and unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities facilities averaged 92.0% for the three-month period ended September 30, 2000 as compared to 84.7% for the same period in 1999. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $55,600 (20.1%) primarily as a result of higher property management fees, salary and wages and security and alarm services expenses. General and administrative expenses decreased approximately $2,600 (5.8%) primarily as a result of relatively insignificant fluctuations in various expense accounts. Equity in income from the real estate joint venture decreased as a result of higher operating expenses at the facility which the joint venture owns.

For the nine-month periods ended September 30, 2000, and 1999, total revenues increased 9.4% from $1,473,875 to $1,612,500 and total expenses increased 7.2% from $999,556 to $1,071,669. Equity in income of the real estate joint venture increased slightly from $87,602 to $87,868. As a result, net income increased 11.9% from $561,921 to $628,699 for the nine-month period ended September 30, 2000, as compared to the same period in 1999. Rental revenue increased as a result of higher occupancy and unit rental rates. Operating expenses increased approximately $62,400 (7.4%) primarily as a result of increases in repairs and maintenance, property management fees, salaries and wages and security and alarm service expenses. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $9,700 (6.1%) primarily as a result of higher incentive management fees and legal and professional expenses.
Equity in income from the real estate joint venture remained relatively constant.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VIII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VIII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President